

January 22, 2016

Via E-mail
Mr. Joseph Tung
Advanced Semiconductor Engineering, Inc.
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China

> **Re: Siliconware Precision Industries Co., Ltd.
> Amendment No. 2 to Combined Schedule TO-T and Schedule 13E-3
> Filed January 20, 2016 by Advanced Semiconductor Engineering, Inc.
> File No. 005-79592**

Dear Mr. Tung:

We have reviewed your filing and have the following comments.

General

1.   We note your response to prior comment 1. We do not believe that Edgar filing is adequate to disseminate the revised disclosure, including the financial statements and summaries of the fairness opinions. Please tell us specifically how you intend to publish, send or give the additional and/or revised information to security holders.

Fairness of the Offers and the Proposed Combination, page 21

2.   We note your response to prior comment 3. Please provide the disclosure required by Item 1015(b)(5) of Regulation M-A, or direct us to where this disclosure appears.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        George R. Bason, Jr., Esq.
        Davis Polk & Wardwell LLP